Exhibit 16.1
April 23, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
We have read the Form S-1 dated April 23, 2010, of Primo Water Corporation and Subsidiaries and are in agreement with the statements contained in the fourth and sixth paragraphs on page 119 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP